EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings are comprised income (loss) from continuing operations, income tax expense (benefit), interest expense, interest portion of rental expense, amortization of deferred debt expense and distributions (less than) in excess of earnings of unconsolidated affiliates and (ii) fixed charges consist of interest expense, interest portion of rental expense, amortization of deferred debt expense and capitalized interest.

	Fiscal Year Ended September 30,								Six Months Ended March 31,
	2008	2009		2010	2011		2012		2012	2013
Ratio of Earnings to Fixed Charges	4.69x	(A	)	1.31x	(B	)	(C	)	2.55x	1.95x

(A)	Deficiency Ratio – Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.
(B)	Deficiency Ratio – The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.
(C)	Deficiency Ratio – The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $47 million would have been required for the year ended September 30, 2012.